SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 10, 2004

Alaska Pacific Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Alaska	0-26003	92-0167101
State or other jurisdiction of incorporation	Commission File Number	(I.R.S. Employer Identification No.)

2094 Jordan Avenue, Juneau, Alaska	99801
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number (including area code) (907) 789-4844

Not Applicable

(Former name or former address, if changed since last report)

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits

Exhibit

99.1 News release of Alaska Pacific Bancshares, Inc. dated November 10, 2004

Item 9. Regulation FD Disclosure

On November 10, 2004, Alaska Pacific Bancshares, Inc. issued its earnings release for the quarter ended September 30, 2004. A copy of the earnings release is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

The information being furnished under this "Item 9. Regulation FD Disclosure" is intended to be furnished under "Item 12. Disclosure of Results of Operations and Financial Condition." The information in this report shall not be treated as "filed" for purposes of the Securities Exchange Act of 1934 and shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ALASKA PACIFIC BANCSHARES, INC.

DATE: November 10, 2004   By: /s/Roger K. White
                                                Roger K. White
                                                Senior Vice President and
                                                  Chief Financial Officer

Exhibit 99.1

News Release
For Immediate Release


ALASKA PACIFIC ANNOUNCES RESULTS
FOR THIRD QUARTER


JUNEAU, Alaska, November 10, 2004 -- Alaska Pacific Bancshares, Inc. (OTCBB: AKPB), the parent company of Alaska Pacific Bank, announced net income of $176,000, or $.28 per diluted share, for the third quarter of 2004, compared with $196,000 ($.31 per share) in the previous quarter and $195,000 ($.31 per share) in the third quarter of 2003.

Total deposits and total assets reached record levels at the end of the third quarter. Total loans were also at a record level, but included $14.7 million of loans held for sale. Loans, excluding held-for-sale, were $136.7 million at September 30, 2004, a decrease of $4.7 million (3.3%) from the previous quarter and an increase of $22.2 million (19.4%) from a year ago. Total deposits were $146.6 million, an increase of $6.6 million (4.7%) from last quarter and an increase of $8.1 million (5.8%) from a year ago.

Net interest income for the third quarter of 2004 increased $86,000 (4.6%) compared with the second quarter and $179,000 (10.1%) compared with the third quarter of 2003. These increases were primarily the result of higher average loans. The net interest margin on average total assets was 4.55% in the third quarter, compared with 4.51% last quarter and 4.35% in the third quarter of last year.

As a result of worsening conditions in the mortgage market, gains on sale of mortgage loans declined to $60,000 in the third quarter from $112,000 in the previous quarter, but exceeded the $26,000 of gains in the third quarter of 2003, when most of the mortgage production was retained in the portfolio. Other noninterest income in the second quarter amounted to $297,000, compared with $287,000 in the previous quarter and $284,000 a year ago.

Noninterest expense amounted to $1.86 million in the third quarter of 2004, nearly unchanged from the previous quarter but an increase of $138,000 (8.0%) from the third quarter of 2003.

As previously announced, the Company declared a regular quarterly dividend of $.07 per share, payable November 12, 2004, to shareholders of record as of November 1, 2004.

Forward-Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the economy in Southeast Alaska, the real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission.

Contact: Roger K. White   Craig E. Dahl
Senior Vice President and CFO   or   President and CEO
907-790-5135   907-790-5101

Alaska Pacific Bancshares, Inc.
Financial Highlights (Unaudited)
Third Quarter 2004
(dollars in thousands, except per-share amounts)

	Three Months Ended		
	September 30, 2004	June 30, 2004	September 30, 2003
Condensed Income Statement:			
Interest income	$2,357	$2,259	$2,216
Interest expense	(409)	(397)	(447)
Net interest income	1,948	1,862	1,769
Provision for loan losses	(150)	(75)	(30)
Gain on sale of mortgage loans	60	112	26
Other noninterest income	297	287	284
Other noninterest expense	(1,862)	(1,859)	(1,724)
Net income before income tax	293	327	325
Income tax expense	(117)	(131)	(130)
Net income	$ 176	$ 196	$ 195
Earnings per share:			
Basic	$ .29	$ .33	$.33
Diluted	.28	.31	.31
Performance Ratios:			
Return on average equity	4.50%	5.06%	5.19%
Return on average assets	0.41	0.48	0.48
Yield on average earning assets	5.88	5.84	5.85
Cost of average interest-bearing liabilities	1.28	1.26	1.44
Interest rate spread	4.60	4.58	4.41
Net interest margin on:			
Average earning assets	4.86	4.82	4.67
Average total assets	4.55	4.51	4.40
Efficiency ratio (a)	82.94	86.51	83.97
Average balances:			
Loans, including held-for-sale	$144,341	$136,610	$110,134
Earning assets	160,395	154,607	151,441
Assets	171,287	165,027	162,585
Interest-bearing deposits	118,767	117,165	114,287
Total deposits	143,848	138,084	135,128
Interest-bearing liabilities	127,759	126,016	123,803
Shareholders' equity	15,654	15,496	15,042
Average shares outstanding:			
Basic	598,706	596,594	586,376
Diluted	631,042	630,110	621,871

	September 30, 2004	June 30, 2004	September 30, 2003
Balance sheet data:			
Total assets	$177,450	$166,985	$164,475
Loans, before allowance	136,643	141,398	114,521
Loans held for sale	14,687	442	1,155
Investment securities	8,610	9,342	12,864
Total deposits	146,632	140,016	138,498
Federal Home Loan Bank advances	14,105	8,776	9,440
Shareholders' equity	15,761	15,550	15,101
Shares outstanding (b)	627,754	626,132	626,132
Book value per share	$25.11	$24.83	$24.12
Asset quality:			
Allowance for loan losses	$1,336	$1,284	$1,101
Allowance as a percent of loans	0.99%	0.91%	0.96%
Nonaccrual loans	$1,117	$101	$313
Total nonperforming assets	1,117	101	619
Net chargeoffs (recoveries) for quarter	98	102	86

(a) Noninterest expense divided by the sum of net interest income and noninterest income, excluding gains on sale of loans or securities.

(b) Excludes only treasury stock.